April 7, 2025

Yunhao Chen
Chief Financial Officer
Massimo Group
3101 W Miller Road
Garland, TX 75041

        Re: Massimo Group
            Registration Statement on Form S-3
            Filed April 3, 2025
            File No. 333-286353
Dear Yunhao Chen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing